SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           GOLDEN HAND RESOURCES, INC.

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
                         (Title of Class of Securities)

                                    381062108
                                 (CUSIP Number)

                                 Malcolm S. Taub
                           1350 Avenue of the Americas
                               New York, NY 10019
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 10, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                  SCHEDULE 13D
------------------------------                                 -----------------
CUSIP NO. 381062108                                            PAGE 2 OF 5 PAGES
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Malcolm S. Taub
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

   (A) [ ]

   (B) [X]
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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

   PF
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                7   SOLE VOTING POWER

                    1,350,000
   NUMBER OF    ----------------------------------------------------------------
    SHARES      8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         - 0 -
     EACH       ----------------------------------------------------------------
   REPORTING    9   SOLE DISPOSITIVE POWER
    PERSON
     WITH           1,350,000
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    - 0 -
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   Malcolm S. Taub beneficially owns 1,350,000 common shares.
--------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   (See Instructions) [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   The Reporting Person owns 6.50% of the shares outstanding.
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN
--------------------------------------------------------------------------------

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                                                               PAGE 3 OF 5 PAGES
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ITEM 1.  SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.001 par value per share (the "Common Stock"), of GOLDEN HAND RESOURCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 36 Derech Bait Lechem, Jerusalem, Israel.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      This Statement is being filed by Malcolm S. Taub (the "Reporting
         Person").

(b) The business address of the Reporting Person is: 1350 Avenue of the Americas New York, NY 10019

(c)      The Reporting Person's present principal occupation is: Attorney

(d) During the last five years, the Reporting person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violations with respect to such laws.

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                                                               PAGE 4 OF 5 PAGES
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(f) The principal of the Reporting Person is a resident of New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person was issued such shares reported hereunder in a transaction with the Company pursuant to a consulting agreement for services rendered to the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of Common Stock reported herein for investment purposes only as consideration for services rendered to the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

a) As of October 11, 2004 the Corporation had issued and outstanding a total of 20,758,000 shares of Common Stock. As of this date, the Reporting Person was the beneficial owner of 1,350,000 shares of Common Stock or 6.50% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of, 1,350,000 shares of Common Stock and sole power to dispose of, or to direct the disposition of 1,350,000 shares of Common Stock.

(c) The Reporting Entity acquired the shares pursuant to a consulting agreement for services rendered to the Company.

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                                                               PAGE 5 OF 5 PAGES
                                                               -----------------
(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person was issued such shares reported hereunder in a transaction with the Company pursuant to a consulting agreement for services rendered to the Company. The agreement requires Taub to use best efforts to perform the following services in a timely manner: to become familiar with the business and operations of the Company so that he (i) may introduce the company to entities or individuals that would enhance and accelerate the commercialization of the Company's technology and business objectives and (ii) work with the Company, if needed, on capital structure, management, reorganization and related corporate issues. See Exhibit 99.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2004



                                By:/s/ Malcolm S. Taub
                                   --------------------